United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

February 24, 2017

VIA EDGAR

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	United Natural Foods, Inc.
Form 10-K for the Fiscal Year Ended July 30, 2016
Filed September 28, 2016
File No. 1-1572

Dear Mr. Thompson,

This letter sets forth the response of United Natural Foods Inc. (“United Natural Foods,” “we,” “us,” “our” or similar terms), to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of February 9, 2017 (the “Comment Letter”), regarding the above-referenced reports.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments. We have reviewed our responses set forth in this letter with our independent registered public accounting firm.

2. Acquisitions, page 57

1.Please explain the extent you considered disclosing supplemental pro forma information and the amounts of revenue and earnings of the acquirees in the aggregate. ASC 805-10-50-3 requires such disclosure for individually immaterial business combinations occurring during the reporting period that were material collectively.

In consideration of the presentation of supplemental pro forma information, and the amounts of revenue and earnings of our three acquired businesses, Global Organic/Specialty Source, Inc. ("Global Organic"), Nor-Cal Produce, Inc. (Nor-Cal"), and Haddon House Food Products, Inc. ("Haddon House"), we considered both quantitative and qualitative factors in accordance with ASC 805-10-50-3, and concluded the acquisitions were immaterial to the users of our financial statements, either individually or in the aggregate.

Quantitative factors considered in our assessment included the following:

•	Our investment in the acquirees individually and in the aggregate as a percentage of our total consolidated net assets at the end of the fiscal year immediately prior to the acquisition.

•
The total assets of the acquirees individually and in the aggregate at the date of the acquisition as a percentage of our consolidated total assets as of the fiscal year ended immediately prior to the acquisition.

•	The income before taxes of the acquirees individually and in the aggregate as a percentage of our income before taxes at the end of the fiscal year immediately prior to the acquisition.

Our investments in each of Global Organic, Nor-Cal and Haddon House, signified by the purchase prices we paid to acquire these businesses, represented 12.0%, in the aggregate, of our total assets as of August 1, 2015. The total assets of Global Organic, Nor-Cal and Haddon House that we acquired represented 6.7%, in the aggregate, of our total assets as of August 1, 2015. In the aggregate, the pre-tax income of the acquired businesses represented 6.5% of our pre-tax income in fiscal 2015.

In addition to the above quantitative considerations, qualitative factors considered included, but were not limited to:

•	Significant new relationships, segments, or geographic presence established by the business combinations;

•	The significance of the business combinations to our organizational structure or strategic plan; and

•	The relevance of the business combinations to the users' ability to understand our consolidated financial statements.

With regard to the acquired businesses, we note that in the aggregate they provided only one new relationship among our top twenty five customers and top twenty five suppliers. Although expanding our product offerings, all three acquirees became part of our existing wholesale segment and did not lead to the creation of a new segment. While we did acquire new distribution centers in connection with our business combinations, these locations expanded our existing distribution network within geographic areas where we already distributed our product. In addition, the acquired businesses did not lead to significant changes in our organizational structure or strategic plan. In consideration of these factors, the relevance of the business combinations to the users’ ability to understand our consolidated results was not deemed significant.

Based on the above quantitative and qualitative considerations, we did not consider the acquisitions to be material to the users of our financial statements, either individually or in the aggregate, and therefore the pro forma financial information described by ASC 805-10-50-3 was not required.

We also considered disclosing the amount of revenue and earnings for the acquirees subsequent to the acquisition (both individually and in the aggregate) and concluded that such disclosures would be immaterial based on the quantitative consideration of the income before taxes from our Nor-Cal and Haddon House acquisitions as a percentage of our total consolidated results for the fiscal year ended July 30, 2016. As of July 30, 2016, Global Organic's operations were combined within our existing Albert's Organics, Inc. business and results were not separable at the end of the fiscal year.

15. Immaterial Correction To Prior Period Financial Statements, page 74

2.    We note your disclosure of the impact to the balance sheet and stockholders’ equity for identified errors in accounting for early payment discounts on inventory purchases. To help us better understand, please explain in greater detail the nature of error and why there was no apparent impact to the income statement.

As disclosed in Note 15 Immaterial Correction to Prior Period Financial Statements of our Form 10-K for the fiscal year ended July 30, 2016 (the "Form 10-K"), the Company revised previously reported amounts for identified errors in accounting for early payment discounts on inventory purchases. During the fiscal year ended August 1, 2015, the Company discovered that it was not properly reducing the value of inventory on hand to reflect early payment discounts received from its vendors. It was determined that the cause of the error was due to a system and process tracking issue that originated many years ago and as a result, this issue (i.e. reducing the cost of inventory by the applicable early payment discount) increased as the Company's inventory levels rose over many years. The Company corrected this practice promptly following discovery and appropriately accounted for the early payment discounts received in fiscal 2015 in its balance sheet and income statement as of and for the fiscal year ended August 1, 2015.

At the end of fiscal 2015, the Company believed it had a good, but still preliminary, estimate of the impact of the error in the aggregate for periods prior to fiscal 2015. Based on this estimate, the Company was confident that the impact was not material to the financial results of any individual year; however, additional time was needed to complete the analysis before correcting the out-of-period error. During fiscal 2016, the Company completed its analysis and determined that most of the impact related to fiscal 2014 opening retained earnings. Therefore, the Company decided to correct the error in its Form 10-K as this was the next time that fiscal 2014 would be presented in the financial statements.

The following is a summary of the financial impact reflected in the Form 10-K:

Period	Impact ($ millions)	Accounting Treatment
Prior to fiscal 2014	Balance Sheet	Recorded as an immaterial correction to prior period financial statements in the Company's fiscal 2016 Form 10-K.
$7.4 (gross)
$4.4 (net of tax)
Fiscal 2014	Income Statement	Recorded as an out-of-period immaterial correction of an error within the income statement during the fourth quarter of fiscal 2016.
$1.3 (gross)
$0.8 (net of tax)

When analyzing the impact of the adjustments to the prior periods and current period reflected in the Form 10-K, management considered both the quantitative and qualitative factors within the provisions of SEC Staff Accounting Bulletin No. 99, Materiality, and Staff Accounting Bulletin No. 108, considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, including both the rollover method and iron curtain method. Based on evaluation of the errors, management concluded that the prior period errors were immaterial to the previously issued financial statements and the correction of the prior period error in fiscal 2016 would not have had a material impact on fiscal 2016 results. Management’s conclusion was discussed with both the Audit Committee and the Company's external auditors, and all parties concurred with management's conclusion that the out-of-period error was immaterial to all applicable periods. As such, management elected to correct the identified error related to periods prior to fiscal 2014 in the prior periods and the error related to fiscal 2014 in the results of fiscal 2016.

Item9A. Controls and Procedures, page 77

3.    Please explain the extent you considered the impact of the identified errors on your internal controls and explain how management’s conclusion regarding the effectiveness of disclosure controls and procedures as well as internal control over financial reporting is appropriate in light of the errors.

The Company evaluated the severity of the control deficiency related to the identified errors in accounting for early payment discounts on inventory purchases using both quantitative and qualitative factors in accordance with Auditing Standard No. 5. Based on this guidance, the Company considered whether the deficiency might prevent prudent officials in the conduct of their own affairs from concluding that they have reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP to determine if the deficiency, or combination of deficiencies, was an indicator of a material weakness.

The Company reviewed specific indicators of a material weaknesses outlined in PCAOB Auditing Standard 5.69 and determined that none of the following were applicable:

•	Identification of fraud, whether or not material, on the part of senior management;

•	Restatement of previously issued financial statements for a material misstatement;

•
Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the Company's internal control over financial reporting; and

•	Ineffective oversight of the Company’s external financial reporting and internal control over financial reporting by the Company's audit committee.

In addition, the Company performed an assessment to determine whether there was a deficiency, or a combination of deficiencies, in the Company’s internal control over financial reporting related to this particular issue such that there was a reasonable possibility with regards to the Company’s valuation of inventory that a material misstatement of the Company’s annual or interim financial information would not have been prevented or detected timely.

The Company’s conclusion that a significant deficiency, but not a material weakness, existed with respect to this matter, was based on the following factors:

•	The difference arose over a number of years and was not deemed material in the aggregate or in any individual year based on both quantitative and qualitative considerations.

•
Despite the deficiency, the amount of any misstatement to inventory was limited to the early payment discounts negotiated and received from vendors for the inventory on-hand and the misstatement in the income statement was limited to the change in inventory levels and would thus not rise to the level that would indicate a potential material weakness.

•
Compensating controls were identified around management’s review of margins which were determined to be operating at a level of precision sufficient enough to have caught a material issue related to early pay discounts.

•	There were no other control deficiencies identified relating to the valuation of inventory.

The control deficiency that resulted in the correction of this immaterial error was deemed to be a significant deficiency in accordance with Rule 1-02(a) of Regulation S-X and was reported to the Audit Committee prior to the filing of the Company's Form 10-K for the fiscal year ended August 1, 2015. Management established appropriate internal controls over the early payment discount process during the fiscal year ended July 30, 2016 and determined that these controls were operating effectively at the end of the reporting period.

Applying a similar analysis to the effectiveness of the Company's disclosure controls and procedures as it applied to the effectiveness of its internal control over financial reporting, the Company concluded that as of the end of the relevant periods, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it filed with the Commission was accumulated and communicated to the Company's management to allow timely decisions regarding required disclosures.

Please call the undersigned at 401-528-8634 extension 32072 or Christopher J. Waters, Chief Accounting Officer, at 401-528-8634 extension 33053, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Michael P. Zechmeister
Michael P. Zechmeister
Chief Financial Officer

cc:	Joseph J. Traficanti, General Counsel and Chief Compliance Officer
Christopher J. Waters, Chief Accounting Officer